December 26, 2007

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn:	Pam Howell, Special Counsel Mail Stop 3561

	Re:	Alliance Data Systems Corporation Definitive Proxy Statement on Schedule 14A
Filed April 27, 2007
File No. 001-15749

Dear Ms. Howell:

On behalf of Alliance Data Systems Corporation, a Delaware corporation (the “Company”), below please find the Company’s responses to the comment received from the Securities and Exchange Commission Staff (the “Staff”) set forth in the Staff’s letter dated December 12, 2007 (the “Comment Letter”) regarding the Company’s responses to the Staff’s prior comment letter dated August 21, 2007 (the “Original Comment Letter”), in each case relating to the Company’s Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Securities and Exchange Commission (the “Commission”) on April 27, 2007.

In the Comment Letter, the Staff has reissued Comments 8, 9 and 12 set forth in the Original Comment Letter and requested that the Company provide the targets or provide the Staff with a detailed analysis for the Company’s conclusion that disclosure of the targets would result in competitive harm. The Company has reviewed its responses to Comments 8, 9 and 12 of the Original Comment Letter and believes that the Company’s letter to the Staff dated October 12, 2007 includes all available information regarding the relevant targets. The Company further confirms that no disclosures relating to the targets have been withheld due to a concern for potential competitive harm.

Representatives of the Company are available telephonically to further assist the Staff with its understanding of the Company’s responses to Comments 8, 9 and 12 and to address any additional questions that the Staff might have with respect thereto.

Securities and Exchange Commission

December 26, 2007

Closing Comments

The Company hereby acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please call me at (972) 348-5191 or the Company’s EVP and General Counsel, Alan M. Utay, at (972) 348-5677.

Sincerely,

/s/ Edward J. Heffernan Edward J. Heffernan, EVP and Chief Financial Officer

copies:	Alan M. Utay
Executive Vice President and General Counsel
Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, Texas 75252

Joseph L. Motes III
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201